SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

Check one:

|_X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

For Period Ended:   APRIL 30, 1999

|_| Transition Report on Form 10-K   |_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K   |_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR


For the Transition Period Ended: ________________________


   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the information relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

                         PART I. REGISTRANT INFORMATION

Full name of registrant:     PLAY BY PLAY TOYS & NOVELTIES, INC.

Former name if applicable:   N/A

Address of principal executive office (STREET AND NUMBER): 4400 TEJASCO

City, State and Zip Code:    SAN ANTONTO, TEXAS 78218

                        PART II. RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|(b)The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary.)

Due to late developments regarding material events, the Company was unable to timely provide accurate and complete disclosures. The resolution of these matters require a consensus from a large number of people which could not be timely obtained without unreasonable effort or expense.

Net sales for the third quarter of fiscal 1999 decreased 4.2% to $35.7 million, from $37.3 million reported for the third quarter of fiscal 1998. Net loss for the third quarter of 1999 was $3.6 million, or $0.49 per share, compared with net income of $1.7 million, or $0.22 per diluted share, for the comparable period last year. This loss includes the write-off of $3.3 million of accounts receivable following the commencement of insolvency proceedings by the Company's Mexico distributor and approximately $362,000 of severance pay related to restructuring initiatives and personnel reductions, all of which are included in selling, general and administrative expenses. Excluding the one-time charge for bad debt expense and severance payments, the Company's net loss would have been $1.2 million, or $0.17 per share, for the third quarter of 1999.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


             JOE M. GUERRA                      (210)          804-4726
                (Name)                        (Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          |X|Yes      |_|   No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          |X|Yes      |_|   No

   If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. * See attached Exhibit A.


                      PLAY BY PLAY TOYS & NOVELTIES, INC.
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



By: /s/ JOE M. GUERRA                                   Date: JUNE 14, 1999
        CHIEF FINANCIAL OFFICER

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